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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                       TRAVEL SERVICES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                                  AIRTOURS plc

                                       and

                        BLUE SEA FLORIDA ACQUISITION INC.
                      (Names of Filing Persons (Offerors))

                     Common Stock, $.01 Par Value Per Share
             (Including the Associated Common Share Purchase Rights)
                           (Title Class of Securities)

                                    894169101
                      (CUSIP Number of Class of Securities)

                                   Paul Devitt
                              Addleshaw Booth & Co.
                              100 Barbirolli Square
                            Manchester M2 3AB England
                               011-44-161-934-6000

                                   Copies to:
                             John C. Whitehead, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                  212-309-6000
                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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    CUSIP No. 894169101                                     Page 2 of 5

         This Amendment No. 1 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on February 29, 2000, by Blue Sea Florida Acquisition Inc. ("Purchaser"), a Florida corporation and an indirect wholly-owned subsidiary of Airtours plc, a corporation organized under the laws of England ("Parent"), to purchase all the outstanding shares of common stock, $.01 par value per share ("Common Stock"), of Travel Services International, Inc., a Florida corporation (the "Company"), including the associated common share purchase rights (the "Rights" and together with the Common Stock, the "Shares") at a purchase price of $26.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         Reference is hereby made to the press release dated March 10, 2000, which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12.                   EXHIBITS.

                           (a)(1)(I) Text of Press Release issued by Parent on March 10, 2000.


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    CUSIP No. 894169101                                     Page 3 of 5


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 10, 2000

                                               AIRTOURS plc


                                               By:  /s/ JAMES S. JENNINGS
                                                   ----------------------
                                                     Name:   James S. Jennings
                                                     Title:  Attorney-in-Fact


                                               BLUE SEA FLORIDA ACQUISITION INC.


                                               By:  /s/ JAMES S. JENNINGS
                                                   ----------------------
                                                     Name:   James S. Jennings
                                                     Title:  Vice President



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    CUSIP No. 894169101                                     Page 4 of 5


                                INDEX TO EXHIBITS

Exhibit Number         Description
--------------         -----------

(a)(1)(I)              Text of press release issued by Parent on March 10, 2000


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    CUSIP No. 894169101                                     Page 5 of 5

                    AIRTOURS plc ANNOUNCES TERMINATION OF THE
               HART-SCOTT-RODINO WAITING PERIOD IN CONNECTION WITH
         ITS PENDING ACQUISITION OF TRAVEL SERVICES INTERNATIONAL, INC.



         New York, New York, March 10, 2000 - - Airtours plc announced today that the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act in connection with its pending acquisition of Travel Services International, Inc. (NASDAQ: TRVL) was terminated by the Federal Trade Commission on Thursday, March 9, 2000.

         As previously announced, Airtours entered into a definitive agreement to acquire Travel Services International pursuant to which on February 29, 2000, Blue Sea Florida Acquisition Inc., a wholly-owned subsidiary of Airtours commenced a tender offer to acquire all outstanding shares of common stock of Travel Services International for $26.00 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 27, 2000, unless extended.

Contacts:

Jon Coles/Fiona Antcliffe, Brunswick Group             011-44-171-404-5959